[redacted]

09042736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV - 2 2009
Washington, DC
110

SEC FILE NUMBER
8- 067049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AUGUST 1, 2008 (MM/DD/YY) AND ENDING JULY 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE EQUITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 CAMPUS DRIVE, SUITE 102
(No. and Street)

NEWPORT BEACH	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON HOWELL — 949/752-5020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RON HOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE EQUITY SECURITIES, INC., as of JULY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature RON HOWELL

PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of October, 2009, by
Date Month Year

(1) Gregory A. Goodyear,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (X)

(and

(2) ________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Signature Georgia F. Shaw
Signature of Notary Public GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: October 26, 2009 Number of Pages: 15

Signer(s) Other Than Named Above: KEN HOWELL

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Private Equity Securities, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of Private Equity Securities, Inc. as of July 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Equity Securities, Inc. as of July 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, there is a significant contingency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Goodrich Baron Goodyear, LLP

Long Beach, California
October 26, 2009

PRIVATE EQUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

JULY 31, 2009

ASSETS

Cash in bank		$ 11,536
Deposit – Clearing agent		25,024
Receivable – Clearing agent		109,513
Property and equipment, net		8,903
Total assets		$ 154,976

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 4,500
Income tax payable		9,404
Deferred tax liability		3,828
Total liabilities		17,732
Commitments		-
Stockholders' equity:		
Common stock, no par value per share; 50,000,000 shares authorized, 25,500,000 shares issued and outstanding	$ 20,000	
Additional paid-in capital	46,508	
Retained earnings	70,736	
Total stockholders' equity		137,244
Total liabilities and stockholders' equity		$ 154,976

The accompanying notes are an integral part of the financial statements.

PRIVATE EQUITY SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED JULY 31, 2009

Revenues:		
Commissions		$ 543,539
Interest and dividends		34
Other income		3,596
Total revenues		547,169
Expenses:		
Commission expense	$ 300,097	
Legal fees	20,314	
Occupancy costs	41,929	
Office expenses	17,128	
Travel, meals and entertainment	24,803	
Professional fees	12,699	
Regulatory and licensing	22,211	
Salary expense	48,724	
Telephone and internet expense	7,969	
Depreciation	5,304	
Other expenses	2,478	
Total expenses		503,656
Income before income taxes		43,513
Income taxes:		
Current	9,404	
Deferred	8,969	
Total income taxes		18,373
Net income		$ 25,140

The accompanying notes are an integral part of the financial statements.

PRIVATE EQUITY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at July 31, 2008	$ 20,000	46,508	45,596	112,104
Additional paid-in capital	-	-	-	-
Net income for the year ended July 31, 2009	-	-	25,140	25,140
Balance at July 31, 2009	$ 20,000	46,508	70,736	137,244

The accompanying notes are an integral part of the financial statements.

PRIVATE EQUITY SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2009

Cash flows from operating activities:		
Net income		$ 25,140
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	$ 5,304	
Deferred income taxes	5,108	
Decrease in clearing deposits	613	
Increase in receivables – Clearing agent	(45,444)	
Decrease in prepaid expenses	3,420	
Decrease in income tax receivable	1,671	
Decrease in payables and accrued expenses	(23,914)	
Increase in income tax payable	9,404	
Total adjustments		(43,838)
Net cash flows used for operating activities		(18,698)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(18,698)
Cash at beginning of year		30,234
Cash at end of year		$ 11,536

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Payments for:	
Interest	$ 62
Income taxes	$ 2,417

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Private Equity Securities, Inc. was incorporated under the laws of the State of California on July 20, 2005. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

The Company acts as an introducing broker/dealer and clears all transactions with and for customers on a fully disclosed basis through a clearing agent.

The Company engages in the business of selling corporate debt securities, corporation securities, over-the-counter, U. S. government securities, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put-and-call dealer, and sell private placements in securities on the best-effort basis only. The Company does not hold customer funds or securities and requires no collateral for its receivables and is, thus, subject to the inherent risks in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of year-end.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company files its tax returns on the accrual basis of accounting. Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

(2) PROPERTY AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of three to five years. At July 31, 2009, the financial statement memorandum for fixed assets consisted of the following:

Office equipment	$ 10,219
Telephone equipment	5,943
Computer equipment	4,431
Furniture and fixtures	2,661
Total	23,254
Accumulated Depreciation	(14,351)
Net property and equipment	$ 8,903

(3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

	Federal	State	Total
Current	$ 8,604	$ 800	$ 9,404
Deferred	5,215	3,754	8,969
Total	$ 13,819	$ 4,554	$ 18,373

(3) PROVISION FOR INCOME TAXES, Continued

The Company has adopted Statement of Financial Accounting Standard No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates.

Deferred tax liabilities result from the use of accelerated methods of depreciation for tax purposes when compared with methods used for books.

(4) CONTINGENCIES

Going Concern

The major revenue-producing broker of the firm, who accounted for about 90% of the revenue earned in the year ended July 31, 2009, has submitted an Offer of Settlement to the SEC to resolve a pending action against him, which resulted from actions that occurred at a former employer. As part of this offer, the individual has agreed to a six-month suspension from associating with any broker or dealer effective July 20, 2009 through January 19, 2010.

The result of the Company losing its primary income producer could have a material adverse effect on the operations of the Company and result in possible discontinuance of operations. Management has developed contingency plans to continue the operation of the Company in a reduced form, which includes relocating to new facilities with lower rents and cost-cutting in other areas where possible.

(5) CONCENTRATIONS

As indicated in Note 4, approximately ninety (90) percent of the Company's revenue was derived from one broker who is no longer associated with the Company.

(6) RELATED PARTY TRANSACTIONS

The Company paid $20,314 in legal fees to assist the above former broker, who was also a minority shareholder, with a legal action brought against him by the SEC (see Note 4). During the year, this individual sold his four (4) percent interest in the Company.

(7) COMMITMENTS AND CONTINGENCIES

The Company was leasing office space under a lease agreement effective October 2008 which expired in September 2009. The Company has relocated to new office space under a new six-month lease agreement commencing in October 2009, calling for monthly payments of $1,200.

(8) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of July 31, 2009, the net capital was $128,317 which exceeded the required minimum capital by $123,317. The Company's ratio of aggregate indebtedness to net capital ratio was 0.14 to 1.

PRIVATE EQUITY SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2009

Total ownership equity		$ 137,244
Less non-allowable assets:		
Property and equipment, net	$ 8,903	
Interest on clearing deposit	24	(8,927)
Net capital		$ 128,317

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,182
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 123,317

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 17,732
Ratio of aggregate indebtedness to net capital	0.14 to 1

PRIVATE EQUITY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

JULY 31, 2009

Net capital as reported in unaudited Focus Report Part IIA		$ 139,964
Adjustments:		
Accrue current year expenses	$ (4,500)	
Increase tax liabilities	(7,123)	
Remove interest portion of clearing deposit	(24)	
Total adjustments		(11,647)
Net capital as reported in audited financial statements		$ 128,317

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

PRIVATE EQUITY SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JULY 31, 2009

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

PRIVATE EQUITY SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JULY 31, 2009

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Private Equity Securities, Inc.
Newport Beach, California

In planning and performing our audit of the financial statements of Private Equity Securities, Inc. (the Company) as of and for the year ended July 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes Baron Gordon, LLP

Long Beach, California
October 26, 2009

PRIVATE EQUITY SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2009

(With Independent Auditors' Report Thereon)